UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*


                         TeleBanc Financial Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    87925R109
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                              (Page 1 of 21 Pages)

CUSIP No.  703588103                  13G                     Page 2 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             General American Mutual Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         967,614
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          967,614


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             967,614

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.8%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 3 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             GenAmerica Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         967,614
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          967,614


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             967,614

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.8%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 4 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             General American Life Insurance Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         967,614
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          967,614


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             967,614

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.8%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 5 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             General American Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         772,589
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          772,589


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,589

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.2%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No. 703588103                   13G                     Page 6 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         772,589
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          772,589


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,589

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.2%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 7 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         772,589
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          772,589


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,589

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.2%

    12       TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 8 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning & Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         772,589
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          772,589

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,589

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.2%

    12       TYPE OF REPORTING PERSON
             BD, CO, IA
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                     Page 9 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Insurance Capital Limited Partnership III

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         671,975
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          671,975

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             671,975

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.4%

    12       TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                    Page 10 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Insurance Capital International Partners III, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         100,614
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          100,614

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             100,614

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .8%

    12       TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP No.  703588103                  13G                    Page 11 of 21 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Investment Partners Limited Partnership III, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         772,589
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          772,589

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,589

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.2%

    12       TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  The name of the Issuer is TeleBanc Financial Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The principal executive offices of the Issuer are located at 1111 North Highland Street, Arlington, VA 22201.

Item 2(a).        Name of Person Filing:

                  This statement is being filed jointly by the following parties: (i) General American Mutual Holding Company ("GAMHC"), which owns all of the outstanding capital stock of GenAmerica Corporation ("GC"), (ii) GC, which owns all of the outstanding capital stock of General American Life Insurance Company ("GALIC"), (iii) GALIC, which owns all of the outstanding capital stock of General American Holding Company ("Holdings"), (iv) Holdings, which owns a majority of the outstanding voting capital stock of Conning Corporation ("Conning Corp."), (v) Conning Corp. which owns all of the outstanding capital stock of Conning, Inc., (vi) Conning, Inc. which owns all of the outstanding capital stock of Conning & Company ("Conning"), (vii) Conning has voting and dispositive control as the general partner of the limited partnership which is the general partner of Conning Insurance Capital Limited Partnership III ("CICLP III") and Conning Insurance Capital International Partners III, L.P. ("CICIP III"), (viii) Conning Investment Partners Limited Partnership III, L.P. ("Conning Investment") has voting and dispositive control as the general partner of CICLP III and CICIP III, (ix) CICLP III, which directly owns Common Stock and (x) CICIP III, which directly owns Common Stock. A copy of the joint filing agreement between the reporting persons is attached hereto as Exhibit A.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of GAMHC, GC, GALIC, Holdings and Conning Corp. is 700 Market Street, St. Louis, Missouri 63101. The address of the principal business office of each of Conning, Inc., Conning, Conning Investment and CICLP III is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. The principal business office of CICIP III is Bank of Bermuda (Cayman) Limited, P.O. Box 513 GT Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).        Citizenship:

                  GAMHC, GC, GALIC, Holdings and Conning Corp. are Missouri corporations. Conning Inc. is a Delaware corporation. Conning is a Connecticut corporation. Conning Investment and CICLP III are limited partnerships organized under the laws of Delaware. CICIP III is a limited partnership organized under the laws of the Cayman Islands.

Item 2(d).        Title of Class of Securities:

                  This Schedule 13G statement relates to Common Stock.

Item 2(e).        CUSIP Number:

                  87925R109



                               Page 12 of 21 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
                  (b) |_|   Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c);
                  (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
                  (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                  (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);
                  (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
                  (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  This Schedule 13G is being filed by the Reporting Persons as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.           Ownership.


                                                            Sole Power      Shared Power    Sole Power to     Shared Power
                                Amount                      to Vote or       to Vote or       Dispose or      to Dispose or
                             Beneficially      Percent of   Direct the       Direct the       Direct the       Direct the
    Reporting Person            Owned            Class         Vote             Vote        Disposition of   Disposition of
1.  GAMHC                      967,614 (1)        7.8%           0             967,614            0               967,614
2.  GC                         967,614 (1)        7.8%           0             967,614            0               967,614
3.  GALIC                      967,614 (1)        7.8%           0             967,614            0               967,614
4.  Holdings                   772,589 (1)        6.2%           0             772,589            0               772,589
5.  Conning Corp.              772,589 (1)        6.2%           0             772,589            0               772,589
6.  Conning, Inc.              772,589 (1)        6.2%           0             772,589            0               772,589
7.  Conning                    772,589 (1)        6.2%           0             772,589            0               772,589
8.  Conning Investment         772,589 (1)        6.2%           0             772,589            0               772,589
9.  CICLP III                  671,975 (1)        5.4%           0             671,975            0               671,975
10. CICIP III                  100,614 (1)         .8%           0             100,614            0               100,614


(1) By virtue of the relationships described in Item 2(a), GAMHC, GC, GALIC, Holdings, Conning Corp. and Conning Inc. may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Conning. By virtue of the relationships described in Item 2(a), Conning may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Conning LLC, Conning Investment, CICLP III and CICIP III. By virtue of the relationships described in Item 2(a), Conning Investment may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CICLP III and CICIP III. The filing of this statement by GAMHC, GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, or Conning Investment shall not be construed as an admission that any of GAMHC, GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, or Conning Investment, is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a), the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons disclaim membership in a group.


                               Page 13 of 21 Pages

Item 5.         Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                GAMHC, GC, GALIC, Holdings, Conning Corp. and Conning, Inc. are each parent holding companies in the holding company structure described in footnote (1) to the chart in Item 4 which identifies the relationship among the parties and Conning & Company, the relevant subsidiary.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                Not applicable.


                               Page 14 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999


GENERAL AMERICAN MUTUAL HOLDING COMPANY



By:      /s/  Robert J. Banstetter
         Robert J. Banstetter
         Vice President


GENAMERICA CORPORATION



By:       /s/  Matthew P. McCauley
         Matthew P. McCauley
         Assistant Secretary


GENERAL AMERICAN LIFE INSURANCE COMPANY



By:      /s/  Matthew P. McCauley
         Matthew P. McCauley
         Vice President


GENERAL AMERICAN HOLDING COMPANY



By:      /s/  Matthew P. McCauley
         Matthew P. McCauley
         Vice President


CONNING CORPORATION



By:      /s/  Matthew P. McCauley
         Matthew P. McCauley
         Secretary



                               Page 15 of 21 Pages

CONNING, INC.



By:      /s/  Fred M. Schpero
         Fred M. Schpero
         Secretary


CONNING & COMPANY



By:      /s/  Jonn B. Clinton
         John B. Clinton
         Executive Vice President


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

By:      Conning Investment Partners Limited Partnership III,
         its General Partner

By:      Conning & Company,
          its General Partner


By:      /s/  John B. Clinton
         John B. Clinton
         Executive Vice President




                               Page 16 of 21 Pages

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:      Conning Investment Partners Limited Partnership III,
         its Investment General Partner

By:      Conning & Company,
          its General Partner


By:      /s/  John B. Clinton
         John B. Clinton
         Executive Vice President


CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP  III, L.P.

By:      Conning & Company,
         its General Partner


By:      /s/  John B. Clinton
         John B. Clinton
         Executive Vice President



                               Page 17 of 21 Pages

                                  EXHIBIT INDEX



                  EXHIBIT                                           PAGE NUMBER


A.       AGREEMENT BETWEEN REPORTING PERSONS                              22











                               Page 18 of 21 Pages

                                    EXHIBIT A


                       AGREEMENT BETWEEN REPORTING PERSONS

     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Telebanc Financial Corporation, a Delaware corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  February 12, 1999


GENERAL AMERICAN MUTUAL HOLDING COMPANY



By:     /s/  Robert J. Banstetter
        Robert J. Banstetter
        Vice President


GENAMERICA CORPORATION



By:     /s/  Matthew P. McCauley
        Matthew P. McCauley
        Assistant Secretary


GENERAL AMERICAN LIFE INSURANCE COMPANY


By:     /s/  Matthew P. McCauley
        Matthew P. McCauley
        Vice President


GENERAL AMERICAN HOLDING COMPANY


By:     /s/  Matthew P. McCauley
        Matthew P. McCauley
        Vice President


CONNING CORPORATION


By:     /s/  Matthew P. McCauley
        Matthew P. McCauley
        Secretary




                               Page 19 of 21 Pages

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)


CONNING, INC.


By:     /s/  Fred M. Schpero
        Fred M. Schpero
        Secretary


CONNING & COMPANY


By:     /s/  John B. Clinton
        John B. Clinton
        Executive Vice President


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

By:     Conning Investment Partners Limited Partnership III,
        its General Partner

By:     Conning & Company,
        its General Partner


By:     /s/  John B. Clinton
        John B. Clinton
        Executive Vice President




                               Page 20 of 21 Pages

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)



CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:     Conning Investment Partners Limited Partnership III,
        its Investment General Partner

By:     Conning & Company,
        its General Partner


By:     /s/  John B. Clinton
        John B. Clinton
        Executive Vice President


CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP III

By:     Conning & Company,
        its General Partner


By:     /s/  John B. Clinton
        John B. Clinton
        Executive Vice President





                               Page 21 of 21 Pages